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# WiGL

By partnering with pioneers in the innovative energy industries, Wireless Electrical Grids of Local Area Networks, WiGL Inc. has emerged as the umbrella technology creating, wirelessly transmitting and storing the next generation of electrical power. WiGL, (pronounced "wi ...

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**Invest Now**

This Reg CF offering is made available through PicMii Crowdfunding, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

| Raised | Days Left |
|--------|-----------|
| **$0** | **186** |

Launch ✓ — 2 $9,999.25 Min — 3 $3,999,999.7 Max

Virtual Business Pitch | Team | About | Communication Channel | Updates

## Business Description
### Fully powered, Innovative, and Wireless

touchless Wireless Power Transfer (tWPT): WiGL's primary aim is to help the world rethink how we use electrical power. Imagine one day getting electrical power the same way we wirelessly get onto internet networks today. Log onto an over-the-air wireless electrical power WiGL network and power or recharge your devices while you use them on the move.

Innovation (eNERGY): WiGL Inc., the main shareholder of WiGL eNERGY inc., is rethinking how electrical power is created. Using emerging WiGL Inc. and WiGL eNERGY Inc. technologies, WiGL Inc. is creating a family of products that create, wirelessly transmit and/or store electrical power to recharge IoT devices. From hand-held WiGL eNERGY saltwater powered generators (SWG) used to recharge cellphones...to...suitcase sized SWGs that replace solar panels, WiGL is changing the future.

With our tWPT and eNERGY technologies, WiGL Inc. aims to power your devices on the move or recharge your battery while you use the device—and that's just scratching the surface.

## How Does A WiGL Wireless Network Recharge Or Power Devices?



**Security Type:**

**Equity Security**

**Price Per Share**

**$1.85**

**Shares For Sale**

**2,162,162**

**Post Money Valuation:**

**$179,018,972**

**Investment Bonuses!**

Time-Based Incentives (Discount applied at time of investing):

Prior Investors, Friends and Family Early Bird Bonus: Invest within the first 7 days after the campaign launches and receive a 15% discount on the share price.

Super Early Bird Bonus: Invest within the first two-weeks after the campaign launches and receive a 12.5% discount on the share price.

Early Bird Bonus: Invest within the first three-weeks after the campaign launches and receive a 10% discount on the share price.

Amount-Based Incentives (Bonus shares to be issued by the issuer after the raise has completed):

Invest $500+: Level I – WiGL Bronze

Become part of the WiGL Investors Club* + Exclusive WiGL Hat* + 3% bonus shares*

Invest $1,000+: Level II – WiGL Silver

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Hat* + 5% bonus shares*

Invest $2,500+: Level III – WiGL Gold

**The tWPT products shown are prototypes not yet available to the general market.*

**Our patented tWPT technologies are seeking to be incredibly efficient by using the same spectrum of radio signal networks that deliver radio, WiFi, radar, light and safe laser.** Our versatile capabilities were successfully demonstrated at VA Tech Research Center's Tech Talk in 2020 and successfully used by the US Air Force at Andersen AFB and Altus AFB in 2023. Just like WiFi, we envision WiGL being a household name in a $25 billion charging solution market.

WiGL Offers
Security
Clean Energy
Efficiency

**The product described is a prototype not yet available to the general market.*



## WiGL'ing your devices

Imagine spending hours on the phone and by the end of the day, your smart devices are still charged without you ever having to think about it. Imagine a workplace where your team must stay connected throughout the workday, and by the end of the day, not one team member has a dead battery on their devices; phones, laptops, tablets, Ipads, key fobs, earbuds, headphones. All still charged. Imagine going off the grid (no access to electrical outlets) and your batteries stay recharged 24/7.

**WiGL tWPT works just like traditional WiFi. However, instead of transmitting and receiving WiFi data, a WiGL enabled transmitter (Tx) network uses the same raw radio frequency (RF) as noise but harvests the RF noise as raw power.**

By working with our partners for Federal Communication Commission (FCC) approved WiGL-enabled Tx's, these devices build an adhoc networks that transmits the RF to WiGL-enabled receivers (Rx) on the network. Our Rx's are connected to or within a smart device to recharge the powerbank that in turn recharges end user devices. Like cellphones, WiGL Tx networks are smartly connected allowing for near endless distance. To support smarter, greener power.







**The product described is a prototype not yet available to the general market.*

## Problem
## Limited Battery Technologies can't keep up with IoT

IoT devices operate 24/7, mainly operated by batteries. However, even the latest battery technology has limited autonomy, long charge-times, high costs, harsh environmental impact, and risks of accidents. All of these issues can restrain the power and potential to fully implement IoT into our lives. Today's definition of wireless must also include wireless electrical power networks to overcome battery limitations or 24/7 mobile power needs.

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Shirt* + WiGL Hat* + 10% bonus shares*

Invest $5,000+: Level IV – WiGL Platinum

Become part of the WiGL Investors Club* + Receive an exclusive WiGL Shirt* + WiGL Hat* + 15% bonus shares* + exclusive early access to WiGL enabled products*

Invest $50,000+: Executive Level – WiGL Angel

Become part of the WiGL Investors Club* + Receive an exclusive WiGL "Angels" Shirt* + WiGL Hat* + 30% bonus shares* + exclusive early access to WiGL enabled products*

*All perks occur when the offering is completed.

**Investors can receive one (1) time-based incentive and one (1) amount-based incentive per investment.

***In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

****Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

### Regulatory Exemption:

### Regulation Crowdfunding – Section 4(a)(6)

### Deadline:

### April 1, 2025

### Minimum Investment Amount:

### $249.75

### Target Offering Range:

### $9,999.25-$3,999,999.7

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



Limited Battery Technologies can't keep up with IoT

IoT devices operate 24/7, mainly operated by batteries. However, even the latest battery technology has limited autonomy, long charge-times, high costs, harsh environmental impact, and risks of accidents. All of these issues can restrain the power and potential to fully implement IoT into our lives. Today's definition of wireless must also include wireless electrical power networks to overcome battery limitations or 24/7 mobile power needs.



## The Facts

**31 Billion**
IoT devices in 2020

IoT devices operate 24/7 and are mainly operated by batteries

**3.5X**
Smartphone user growth in 2020 vs. 2010*

**U.S. Smartphone Users**

2010    66 M

2020    236 M

## Batteries Mean

    

Limited Autonomy    High Costs    Harsh Impacts    Long Charge Times

*Number of users calculated internally based smartphone penetration rate provided by Statista.

*The products shown are prototypes not yet available to the general market.

## Solution
# Revolutionizing how we power our future

Portable electronic devices are at the heart of the IoT revolution.

At WiGL, and with your help, we're aiming to shift the paradigm to where IoT devices are no longer dependent on tethered recharging and their drawbacks. This way, our customers can realize the full potential of IoT, with invaluable benefits for people, companies, and governments. WiGL aims to become an essential mobile network service provider.

A Look at the Basis of Technologie on the WiGL network

Christmas Tree Lights Demonstration May 13

touchless Wireless Power Transfer Demonstration:

WiGL Demonstration 11.3

Gen 1 Demonstration May 10

## Business Model
# All-inclusive software subscription and hardware B2B model

We plan to generate revenue through the several pillars:

Software subscription fees range from $6.99 to $29.99 per month. For the B2B network channels and traditional subscriptions, WiGL will earn from service providers 10-20% of transaction fees of the software subscription. Hardware licenses, charging ≥$0.20 for each device containing a WiGL transmitter and ≥$0.10 for each embedded or external WiGL receiver. The low pricing strategy helps us to get to market quickly and expand our core revenue drivers.

Direct equipment sales that commercialize our products with WiGL technologies in partnership with WiGL eNERGY Inc. Devices will range from $10 to $250. WiGL also plans to sell other products like smart clothing, WiGL Swag, drinks and other promotional novelties.

Trademark licensing integrates WiGL into all wirelessly chargeable products with non-exclusive models. Like our software and hardware approach, the goal is to offer WiGL's trademarked intellectual property (IP) at a very low introductory price to aid in our long-term strategy of name dominance for wireless power naming rights.

*Multi-Pillar*
## Revenue Generation

| Software Subscription Fees | Hardware Licenses |
|---|---|
| **$6.99 – $29.99** per month | **>$0.20** per device w/ transmitter |
| **10 – 20%** WiGL earning per software subscriber | **>$0.10** per embedded or external receiver |

| Trademark Licensing | Direct Sales |
|---|---|
| **$10 - $250** per product | Integrates WiGL in all wirelessly chargeable products |

*\*All revenue channels are planned; actual results may differ and are not guaranteed.*

**From prototypes to MVPs**

WiGL is transitioning from early developmental stages to mass production and commercialization. Over the past few years we partnered with Energous, PowerCast, EarlyX, Guinn Partners, and others to build exciting new minimally viable products (MVP) based on our prototypes. Our main focus has been building the systems needed to create the network.

  

With our partners, we have set up commercial off-the-shelf (COTS) hardware to build the WiGL-enabled Tx networks. Their advances in tWPT technologies are fast-tracking WiGL going global. WiGL has been selected to advance the tWPT technologies from US government use to commercial applications. As part of Task 7 and 8 of one of our previous DoD contracts, we provided the US Department of Defense our plan to go from US military MVPs to products on store shelves; tWPT networks, LED lights, eNERGY water bottles...and so much more. So far we're working on:

- WiGL enabled transmitters that plugs into a home or business electrical outlet
- WiGL enabled transmitters that plugs into renewable energy outlets SWGs
- WiGL enabled powerbank receivers that recharge your battery on the move
- WiGL-enabled network; 1st product being holiday lights and Christmas Trees

Via the Tactical Financing (TACFI) from DoD, WiGL Inc. has been contracted to advance the technologies from government use to commercial applications. Then we will need to methodically sell licenses, create end-user products, and/or form strong partnerships with market leaders, through strategic and successful demonstrations of WiGL on manufacturers' existing products and increase our sales representatives.



Once we reach the global commercial launch, in addition to having B2B WiGL-enabled products and new business acquisitions, we plan to build out our own well-supported and trained representatives to supplement and support partner sales resources in order to gain traction.

## Market Projection
# The multibillion-dollar IoT and charging solutions markets grow remarkably

The wireless and wired charging solutions market was estimated to grow to $25 billion in 2022. (Source) The massive adoption of IoT, with 11 billion devices (Source) already connected and 15 billion estimated by 2027-2030 drives this remarkable growth. (Source)

## Market Projection
## The multibillion-dollar IoT and charging solutions markets grow remarkably

The wireless and wired charging solutions market was estimated to grow to $25 billion in 2022. (Source) The massive adoption of IoT, with 11 billion devices (Source) already connected and 15 billion estimated by 2027-2030 drives this remarkable growth. (Source)



With an already growing outlook, WiGL plans to significantly expand the tWPT market even beyond current predictions. Our goal is to completely replace the traditional wired segment, yielding a total available market of over $49 billion.

## Competition
## Current and future competitive advantages

WiGL's primary advantages are its patented wireless charging range, directed energy methods, mesh networking capabilities, and autonomous power, while you move. Though Energous and Huawei are WiGL's closest tWPT competitors, their single transmitter technologies do not have the long-distance range capabilities as does WiGL's network of multiple-transmitters...with our vision of building near infinite mobility.

Why not? Because WiGL's patented networking method locks our competitors out of being able to connect their Tx's to gain unlimited distances. Hence the reason some of our competitors have partnered with WiGL.

Lastly, and most important to gain market dominance...WiGL has a cool name.

By 2030, we hope the world will have a single name for forms of wireless power–WiGL is on a laser-focused, military-like mission to be that name!

By 2030, we hope the world will have a single name for forms of wireless power–WiGL is on a laser-focused, military-like mission to be that name!

Our existing utility patents effectively block out those that seek to leverage tWPT using any electromagnetic transmission technology for uncoupled energy transfer networks:

All major aspects of the WiGL ad-hoc network technologies are protected by the utility patent US 9,985,465 B148 from 2018, and the patent application US 2020/0067341 A149. Both are accompanied by international filings. We are constantly monitoring competitors' activities and patent filings, as well as technical publications related to wireless technology and power transfer. We intend to file additional patents if additional intellectual property is developed during Phase II of this project, as well as potential design patents during Phase II or later. To date WiGL holds Patents:

SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY

Patent number: 11605983

**Abstract:** Certain exemplary embodiments can cause an electronic device to charge or be remotely powered via a device. The device comprises multiple software enabled wireless transceivers. The device is constructed to identify an electronic device in proximity to the device's wireless AdHoc Meshed Network; automatically add, hand off or remove the electronic device to/across/from the network; and automatically determine a charge or remote power level of the electronic device.
**Type:** Grant
**Filed:** September 27, 2020
**Date of Patent:** March 14, 2023

## SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY

**Patent number:** 11557927
**Abstract:** Certain exemplary embodiments can cause an electronic device to charge or be remotely powered via a device. The device comprises a wireless transceiver. The device is constructed to identify an electronic device in proximity to the device; automatically add, hand off or remove the electronic device to/across/from the network; and automatically determine a charge or remote power level of the electronic device.
**Type:** Grant
**Filed:** September 13, 2020
**Date of Patent:** January 17, 2023

## SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY FROM A BATTERY AND/OR FUEL CELL

**Patent number:** 11557926
**Abstract:** Certain exemplary embodiments can provide a system, which comprises a multi-point power charger coupleable to different types of an electrical energy source such as a battery or a fuel cell. The multipoint power charge can detect the type of connected energy source and activate one of a plurality of converters, wherein the activated converter is compatible with the connected energy source. The multi-point power charger is constructed to emit a plurality of directional beams directable toward a determined direction of an electronic device that is chargeable via the multi point power charger. Also, a portable wireless charging device with at least two types of interchangeable power supplies.
**Type:** Grant
**Filed:** January 29, 2021
**Date of Patent:** January 17, 2023

## SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING PEER-TO-PEER POWER DISTRIBUTION NETWORK

**Patent number:** 11557928
**Abstract:** Certain exemplary embodiments can provide a system which comprises base and auxiliary multi point power chargers. The base multi point power charger is coupleable to an electrical energy source. The multipoint power chargers are constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger. The electronic device is comprised of an auxiliary multipoint power charger.
**Type:** Grant
**Filed:** February 25, 2021
**Date of Patent:** January 17, 2023

## WIRELESS CHARGING METHOD AND SYSTEM

**Patent number:** 11462949
**Abstract:** Disclosed herein is a system controller in electronic communication with at least one wireless base charger system coupled to a power source, at least one transmitting antenna, the wireless charging system configured to determine a location of at least one device receiver located within a physical space and to provide wireless energy delivery comprising directing one or more directional electromagnetic energy beams from at least one transmitting antenna to the location of the device receiver at a distance greater than or equal to 50 cm from the transmitting antenna; each device receiver configured to receive and convert one or more of the directional electromagnetic energy beams into electrical energy and store at least a portion of the electrical energy in an intermediary electrical storage device, and to direct electrical energy from the intermediary electrical storage device to a connected electronic device in electrical connection with the device receiver, to charge and/or power the connected electronic devices.
**Type:** Grant
**Filed:** March 19, 2022
**Date of Patent:** October 4, 2022

## SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING WIRELESS ELECTRICAL GRID LOCATION OR PERSONAL AREA NETWORK (WIGL) ENERGY

**Patent number:**10992158

**Abstract:** Certain exemplary embodiments can provide a system which comprises a multi-point power charger. The multi-point power charger is couplable to an electrical energy source. The multi-point power charger was constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger.

Type: Grant

**Filed:** January 28, 2018

**Date of Patent:** April 27, 2021

SYSTEMS, DEVICES, AND/OR METHODS FOR MANAGING ELECTRICAL ENERGY

**Patent number:** 9985465

**Abstract:** Certain exemplary embodiments can provide a system which comprises a multi-point power charger. The multi-point power charger is couplable to an electrical energy source. The multi-point power charger was constructed to emit a plurality of directional beams. Each of the plurality of directional beams is directable toward a determined direction of an electronic device that is chargeable via the multi point power charger.

**Type:** Grant

**Filed:** July 2, 2017

**Date of Patent:** May 29, 2018

Worldwide applications: US20210249912A1

...and many more in the queue


21st Century Wireless Power Competition
Coupling
Completely Uncoupled
Loose
Direct
HUAWEI
energous
ossia
WiTricity
powermat
WiGL
Max Range = 15 Ft
Max Range = Near-Infinite
Power Distance

We are positioned to ward off the competition with our existing utility patents which effectively blocks out those that seek to leverage tWPT technology for uncoupled energy transfer networks. WiGL has a technology development lead time of engineering and prototyping for Department of Defense applications. And as part of our software development, we are seeking to capture the space in and around electrical energy transactions.

By building the umbrella over all types of wireless power, and acquiring existing businesses and property, WiGL Inc seeks to be the first to claim name and market dominance for all things wireless power related.  Making WiGL synonymous with "all" wireless power.

Think of it this way, in the near future, we want customers to ask:

"Do you have WiFi? Do you offer WiGL?" and are you on the WiGL Blockchain or node?

We are positioned to ward off the competition with our existing utility patents which effectively blocks out those that seek to leverage tWPT technology for uncoupled energy transfer networks. WiGL has a technology development lead time of engineering and prototyping for Department of Defense applications. And as part of our software development, we are seeking to capture the space in and around electrical energy transactions.

By building the umbrella over all types of wireless power, and acquiring existing businesses and property, WiGL Inc seeks to be the first to claim name and market dominance for all things wireless power related.  Making WiGL synonymous with "all" wireless power.

Think of it this way, in the near future, we want customers to ask:

"Do you have WiFi? Do you offer WiGL?" and are you on the WiGL Blockchain or node?



## Traction & Customers
## Patented technologies, with strong traction, and revenue

In 2020, WiGL was awarded a tWPT contract to demonstrate WiGL in a jet fighter helmet. As a spin off from that effort, WiGL then proved that we can recharge a cellphone during VA Tech Research Park's Tech Talk. Soon after, WiGL was selected and funded under an AFWERX Small Business Innovation Research (SBIR) Phase I contract to determine specific applications of WiGL for the US Air Force. WiGL was then awarded an AFWERX SBIR Phase II for further military applications of wireless power networks.

Since then, WiGL has been awarded additional Air Force contracts, leading to multi-year Tactical Financing (TACFI). Under the TACFI, WiGL has been contracted to provide:

"Adaptation of Demo #4 from AFWERX SBIR II to enable the technology for iPhones, expeditionary lighting and vehicle batteries charging (Demo #6)."

In layman's terms that means:

a) enable the technology for iPhones

b) expeditionary lighting via WiGL-enabled tWPT Networking (commercial product xmas tree)

c) vehicle batteries charging via the SWG + Internal Batteries

## Traction & Customers
## Patented technologies, with strong traction, and revenue

In 2020, WiGL was awarded a tWPT contract to demonstrate WiGL in a jet fighter helmet. As a spin off from that effort, WiGL then proved that we can recharge a cellphone during VA Tech Research Park's Tech Talk. Soon after, WiGL was selected and funded under an AFWERX Small Business Innovation Research (SBIR) Phase I contract to determine specific applications of WiGL for the US Air Force. WiGL was then awarded an AFWERX SBIR Phase II for further military applications of wireless power networks.

Since then, WiGL has been awarded additional Air Force contracts, leading to multi-year Tactical Financing (TACFI). Under the TACFI, WiGL has been contracted to provide:

"Adaptation of Demo #4 from AFWERX SBIR II to enable the technology for iPhones, expeditionary lighting and vehicle batteries charging (Demo #6)."

In layman's terms that means:

a) enable the technology for iPhones

b) expeditionary lighting via WiGL-enabled tWPT Networking (commercial product xmas tree)

c) vehicle batteries charging via the SWG + Internal Batteries

**2017**
Tested first series prototype using a 2.4GHz radio frequency (WiFi waveform).

**2018**
Dr. Glover successfully secured a patent for our prototype receiving patch antenna and an increase in collected power.
This patent was later transferred to WiGL Inc. after the creation of the company.

**2020**
Successful demo with Department of Defense fighter jet.
Developed smaller transmitters and receivers for pilot helmets.
In partnership with the Virginia Tech Research Park and Florida University International, we proved that a cell phone could be charged on the WiGL network.

**2021**
AFWERX Contract Awarded
Second Patent Issued
Published in Scientific Reports

**2022**
Demonstrated WiGL Networks
Acquired assets for rapid market growth

**2023**
WiGL's World Fair 2.0 at Altus AFB
WiGL presented at IEEE
WiGL Awarded TACFI Contract
eNERGY SWG demonstrated in Guam with the Air Force

**2024**
FCC and UL approval of the WiGL enabled Tx Network

## Investors

### Initial Capitalization and 2020 Regulation CF Offering

WiGL Inc was initially a division of Glover 38th St Holdings, LLC ("G38"). From the Company' founding thru 2021, G38 advanced funds, paid 100% of expenses and/or provided loans to the Company in 2020 and Q1 of 2021.

During the year ending December 31, 2020, the G38 funded and initiated a Regulation CF offering. The purpose of this offering was to separate the Company from G38. **Over the course of two Regulation CF capital raises, the Regulation CF offerings sold 9,232,512 shares of common stock at $0.59 per share for gross proceeds of $4,837,428.** There were $773,721 in net fees related to the fundraise as well as 169,483 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, $207,079 was placed in escrow and was distributed to the Company on February 18, 2022. During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold an additional 1,274 shares of common stock for gross proceeds of $675.

### Regulation A Offering

**During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930.** This included 1,199,323 shares that were issued at $1.58per share. There were an additional 84,055 Bonus Shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company at the conclusion of the raise.

**During the year ending December 31, 2023 the Company continued with the Regulation A raise and sold a total of 2,457,226 shares of common stock for gross proceeds of $3,623,814.** There were an additional 70,402 shares, valued at $111,235, that were issued to the broker as a part of their fee for the raise. There were $665,882 in net fees related to the fundraise. Of the gross proceeds, there was an additional $203,427 placed in escrow to be distributed to the Company at the conclusion of the raise. The total escrow balance as of December 31, 2023 was $309,577.

In January of 2024, on the StartEngine portal, the Company issued an additional 277,147 shares, and 63,041 Bonus Shares via the continued Reg A raise, for gross proceeds of $423,618.

## Terms

**Up to $3,999,999.70 in Common Stock at $1.85 per share with a minimum target amount of $9,999.25.**

**Offering Minimum:** $9,999.25 | 5,405 shares of Common Stock
**Offering Maximum:** $3,999,999.70 | 2,162,162 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.85 per Share
**Minimum Investment Amount (per investor):** $249.75

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $249.75. The Company must reach its Target Offering Amount of $9,999.25 by April 1, 2025 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $9,999.82 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

## Risks

**Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch | Team | About | Communication Channel | Updates



**Dr. Ahmad Glover**
Founder, CEO and Director
Background
Dr. Glover is CEO and founder of WiGL, Inc., and inventor of WiGL technology. He has successfully directed and managed large-scale energy transfer programs for the DoD for 30+ years and served as a strategic technical advisor for the Federal Aviation Administration, several municipal governments, and private industry. Dr. Glover served 23 years in the U.S. Air Force, where he led high-tech acquisitions programs overseeing space and special operations programs.



**Brig Gen (ret.) Craig Baker**
Chief Operating Officer
Background
After an Air Force career spanning three decades and six continents, Mr. Baker retired from the US Air Force with the rank of Brigadier General. From his early role as an F-16 Instructor pilot to his most recent position, leading the 12th Air Forces Southern Command where he has been a driving force behind many technology initiatives. He realized the importance of openness to new technology in maintaining the Air Force's battlefield superiority in the world. Brig. Gen (ret) Baker now leads WiGL's development of products for DoD and commercial needs, among other roles.



**Cherif Chibane**
Contracted CTO (As Needed)
Background
Mr. Chibane is CTO of WiGL, Inc., and co-inventor of WiGL technology. He is a world-renowned scholar and noted expert with 30+ years of experience in radio frequency energy transfer. Mr. Chibane has successfully executed high-tech programs at Draper Laboratories, MIT, BAE Systems, and AuresTech. Professor Chibane is leading global efforts to make WiGL the standard for far-field wireless power transfer.



**Marie Wise**
Chief Innovation Officer and Partnering
Background
Mrs. Wise is the lead business development officer of WiGL, Inc. She is the principal author of the WiGL strategic plan and has a track record of identifying new development opportunities and implementing innovative growth-related initiatives during her 20+ years in business development in the semiconductor industry.



**Al Anderson**
Advisor to WiGL Inc.
Background
Mr. Alfred Anderson, Co-Inventor of WiGL eNERGY. Mr. Anderson is an American inventor. He spent 40+ years as a mechanical engineer in the oil, gas and refinery industries. Mr. Anderson holds over 15 patents in energy and consumer products. As lead mechanical engineer for WiGL eNERGY, he leads all SWG design and development.



**Dave Noah**
Advisor to WiGL Inc.
Background
Mr. Noah is a retired US Air Force pilot. After his Air Force retirement, he served in leadership roles as an Air Force civilian. Like other members of the team, he led the development of new technology in maintaining the Air Force's battlefield superiority. Mr. Noah (known as Moses to the team) now leads WiGL's development of eNERGY products for DoD and commercial needs, among other roles.

**Company Website**



**Legal Company Name**

WiGL

**Location**

1919 Commerce Drive
Suite #120
Hampton, Virginia 23666

**Number of Employees**

14

**Incorporation Type**

C-Corp

**State of Incorporation**

Virginia

**Date Founded**

February 26, 2020